 Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

1.
Name and Address of Company

LiveReel Media Corporation (the “Company”)
333 Bay Street
Suite 1700
Toronto, Ontario
M5H 2R2

2.
Date of Material Change

October 19, 2017

3.
News Release

A press release disclosing the material change was released on October 24, 2017, through the facilities of CNW Group Ltd.

4.
Summary of Material Change

The Company announced the issuance of 7,681,110 common shares of the Company pursuant to the settlement of $384,055.50 of indebtedness owing to a creditor at a price of $0.05 per share.

5.
Full Description of Material Change

A full description of the material change is described in the Company’s press release which is attached as Schedule “A” hereto.

6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.
Omitted Information

No significant facts have been omitted from this Material Change Report.

8.
Executive Officer

For further information, contact Thomas M. Turner, Jr., Interim CEO, at (917) 843-2169.

9.
Date of Report

This report is dated at Toronto, this 24th day of October, 2017.

SCHEDULE “A”

LIVEREEL ENTERS INTO DEBT CONVERSION AGREEMENT

TORONTO, ONTARIO, October 24, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) announced today that the Company has entered into a debt conversion agreement (the “Conversion Agreement”), dated October 19, 2017, with a creditor (the “Creditor”) to settle a total of $384,055.50 of indebtedness owing to the Creditor.

Pursuant to the Conversion Agreement, the Creditor agreed to accept a total of 7,681,110 common shares of the Company at a price of $0.05 per share as full and complete repayment of all amounts owing to the Creditor by LiveReel. The Company issued such common shares on October 19, 2017.

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities in the processing and production vertical of the cannabis sector.

Contact:
Taz M. Turner, Jr.
Interim CEO
(917) 843-2169

2